UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             UNITED NATIONAL BANCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.25 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910909100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Alan J. Wilzig
                      President and Chief Executive Officer
                         The Trust Company of New Jersey
                                35 Journal Square
                              Jersey City, NJ 07306
                                 (201) 420-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    910909100
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                   The Trust Company of New Jersey 22-1337980
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only
--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    New Jersey
--------------------------------------------------------------------------------
        Number of                      7) Sole Voting Power:         1,161,025
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:           2,000
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:    1,161,025
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:      2,000
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   1,163,025
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     6.0%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      BK
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, $1.25 par value (the "Common Stock"), of United National Bancorp, a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 1130 Route 22 East, Bridgewater, New Jersey 08807-00.


Item 2.   Identity and Background.
          -----------------------

          This statement is filed on behalf of The Trust Company of New Jersey ("Trust Company"), with its principal offices located at 35 Journal Square, Jersey City, New Jersey 07306. Trust Company is a state-chartered full-service commercial bank.

          During the past five years, neither Trust Company nor its directors and executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither Trust Company nor its directors and executive officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Trust Company or its directors and officers were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used by Trust Company to purchase Company Common Stock, as described in Item 5 and Exhibit A attached hereto, were derived from working capital.


Item 4.   Purpose of Transaction.
          ----------------------

          This Schedule 13D Amendment No. 1 is being filed as a result of the change in the outstanding number of shares of the Company that occurred as a result of the merger of the Company and Vista Bancorp on August 21, 2002, and reflects a greater than one percent change in the percent of securities held by Trust Company since the Trust Company's original Schedule 13D filing on July 25, 2001. After the merger, there were a total of 19,263,725 shares, excluding treasury shares, of the Company Common Stock outstanding. The change in the outstanding number of shares of the Company and certain transactions in the Company Common Stock effected by Trust Company, as described in Item 5 and Exhibit A attached hereto, resulted in a decrease in the percent of the Company Common Stock held by Trust Company.

          Trust Company elected to convert its filing on Schedule 13G, filed with the Securities and Exchange Commission (the "SEC") on February 15, 2001, into a filing on Schedule 13D, filed with the SEC on July 25, 2001, to reflect its decision on July 19, 2001 to enter into discussions with management and/or third parties that may relate to or result in, among other things, the acquisition by Trust Company of additional securities of the Company, a change in the Company's management, control, capitalization, the sale or transfer of a material amount of the Company's assets, a merger (including a merger in which the Company may be the survivor), reorganization or similar transaction involving the Company. At the time of filing of this Schedule 13D Amendment No. 1, Trust Company has not developed specific plans or proposals with respect to any of the foregoing but may do so in the future.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of November 21, 2002, Trust Company beneficially owns 1,163,025 shares of Company Common Stock, which represents approximately 6.0% of the Company Common Stock outstanding, based on 19,263,725 shares of Company Common Stock outstanding as reported to Trust Company by the Company during the last week of September 2002. Of the 1,163,025 shares of Company Common Stock, Trust Company has sole voting and dispositive power over 1,161,025 shares and shared voting and dispositive power over 2,000 shares.

          During the past 60 days, Trust Company effected the transactions in the Company Common Stock listed on Exhibit A attached hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.



                            [signature page follows]

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           November 26, 2002


                                           THE TRUST COMPANY OF NEW JERSEY

                                        By:/s/ Raymond P. Catlaw
                                           -------------------------------------
                                           Name:   Raymond P. Catlaw
                                           Title:  Executive Vice President


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                    Exhibit A

          During the past 60 days, Trust Company effected the following transactions in the Company Common Stock, all of which were effected on the public market:


                         Amount of        Price Per           Type of
Transaction Date        Securities          Share           Transaction
----------------        ----------        ---------         -----------

 9/25/2002                1,000           $20.60            Purchase

 9/25/2002                2,000           $20.6125          Purchase

 9/26/2002                1,000           $20.81            Purchase

 9/27/2002                1,500           $20.8225          Purchase

 9/30/2002                1,500           $20.7625          Purchase

 10/2/2002                5,400           $20.8375          Sale

 10/4/2002                1,000           $20.6875          Sale

 10/11/2002               1,600           $20.6375          Sale

 10/14/2002               5,500           $20.6375          Sale

 10/15/2002               2,000           $21.00            Sale

 10/15/2002              12,700           $20.8882          Sale

 10/16/2002               9,000           $20.9175          Sale

 10/17/2002               2,700           $20.70            Sale

 10/18/2002               4,200           $20.7375          Sale

 10/24/2002              15,800           $20.7875          Sale

 10/25/2002               3,296           $21.20            Sale

 10/25/2002              11,200           $21.9375          Sale

 10/28/2002                 200           $21.20            Sale

 10/29/2002               1,504           $21.20            Sale

 10/29/2002               2,000           $20.9875          Sale

 10/30/2002               4,600           $21.0375          Sale

 10/31/2002               1,600           $21.1875          Sale

 10/31/2002               3,000           $21.20            Sale

 11/1/2002                5,000           $21.20            Sale

 11/1/2002               18,400           $21.3189          Sale

 11/1/2002                1,400           $21.2446          Sale

 11/4/2002                3,200           $22.2875          Sale

 11/5/2002                3,200           $21.9375          Sale

 11/6/2002                3,700           $22.0804          Sale

 11/8/2002                1,060           N/A               Shares distributed
                                                            to beneficiaries
                                                            upon termination of
                                                            trust

 11/13/2002                 600           $21.2575          Sale

 11/14/2002               2,195           $21.64            Sale

 11/14/2002               7,300           $21.4875          Sale

 11/15/2002                 805           $21.64            Sale

 11/15/2002                 500           $21.6775          Sale

 11/20/2002               3,000           $21.60            Sale

 11/20/2002              25,000           $21.6995          Sale

 11/21/2002              20,000           $22.05            Sale

 11/21/2002               7,000           $22.0375          Sale